Notice of Annual General
Meeting of Members

May 17, 2005

and

Management Information Proxy Circular

Aurizon Mines Ltd.
www.aurizon.com

AURIZON MINES LTD.

Suite 900, 510 Burrard Street
Vancouver, British Columbia  V6C 3A8

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the members of AURIZON MINES LTD. (the “Company”) will be held in the Boardroom of Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, on Tuesday, May 17, 2005, at the hour of 2:00 p.m., Vancouver time, for the following purposes:

1.

To receive and consider the report of the directors to the members and the consolidated financial statements of the Company together with the auditors’ report thereon for the financial year ended December 31, 2004;

2.

to fix the number of directors at seven (7);

3.

to elect directors for varying terms;

4.

to appoint the auditors for the ensuing year;

5.

to authorize the directors to fix the remuneration to be paid to the auditors;

6.

to transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 4th day of March, 2005.
BY ORDER OF THE BOARD

David P. Hall, Chairman,
President & Chief Executive Officer

AURIZON MINES LTD.

Suite 900,
510 Burrard Street
Vancouver, British Columbia V6C 3A8

INFORMATION CIRCULAR

(Information as at March 4, 2005, except as indicated)

This information circular is furnished in connection with the solicitation of Proxies by the management of AURIZON MINES LTD. (the “Company”) for use at the Annual General Meeting of the Company to be held on May 17, 2005 (the “Meeting”).  The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder.  The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the “Shares”) represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the “shareholder”) on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares, which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

(A)

AUTHORIZED SHARES

The Company is authorized to issue 600,000,000 shares without par value divided into 500,000,000 Common Shares and 100,000,000 Preferred Shares issuable in series.

(B)

ISSUED AND OUTSTANDING SHARES

103,521,522 Common Shares and no Preferred Shares were issued and outstanding, as at March 4, 2005.

(C)

VOTING SHARES

The holders of Common Shares are entitled to one vote for each Common Share held.  Holders of Common Shares of record at the close of business on March 18, 2005, will be entitled to receive notice of and vote at the Meeting.

(D)

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the directors and senior officers of the Company, as at March 4, 2005, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

At each annual general meeting, directors shall be elected to fill the places of the directors whose terms of office expire at the meeting, but if the number of directors is changed pursuant to the Company’s Articles at or prior to the meeting, a greater or lesser number of directors shall be elected accordingly.  A director whose term of office expires shall be eligible for re-election.

With respect to the election of directors:

i.

the terms of office of Messrs. Peter Ferderber, William E. Vance, Ian S. Walton, Richard Faucher and Robert Normand, expire at the annual meeting of shareholders to be held on May 17, 2005.

ii.

the terms of office of Messrs. Sargent H. Berner, David P. Hall and Frank A. Lang will expire at the third next succeeding annual meeting of the shareholders subsequent to June 17, 2003.

iii.

the term of office of Mr. Brian S. Moorhouse will expire at the third next succeeding annual meeting of the shareholders subsequent to June 15, 2004.

The Company has an audit committee, members of which are set out below.  The Company also has an executive compensation and corporate governance committee, members of which are set out below.

Messrs. Ferderber and Vance have provided notice to the Company that they wish to retire from the Board, effective as of the Meeting to be held on May 17, 2005 and, accordingly, will not stand for re-election at that time.

Management of the Company proposes to nominate the following persons, whose terms as directors will expire at the Meeting to be held on May 17, 2005 for election as directors for a term expiring at the third next following annual general meeting.  Information concerning such persons, as furnished by the individual nominee, is as follows:

Name, Municipality of Residence, Position	Number of Common Shares		Served as a
with the Company and Principal Occupation	Held or Controlled (Directly/Indirectly) (a)		Director since
IAN S. WALTON	463,400	Directly	1993
West Vancouver, B.C., Canada	130,400	Indirectly
DIRECTOR, EXECUTIVE VICE-PRESIDENT	593,800
& CHIEF FINANCIAL OFFICER
Chartered Accountant
ROBERT NORMAND(b)	75,000		1999
Rosemère, Québec, Canada
DIRECTOR, CHAIRMAN OF THE AUDIT COMMITTEE
Chartered Accountant

Management of the Company proposes to nominate the following person, whose term as a director will expire at the Meeting to be held on May 17, 2005 for election as a director for a term expiring at the second next following annual general meeting.  Information concerning such person, as furnished by the individual nominee, is as follows:

Name, Municipality of Residence, Position	Number of Common Shares	Served as a
with the Company and Principal Occupation	Held or Controlled (Directly/Indirectly) (a)	Director since
RICHARD FAUCHER(c)	NIL	1999
Beaconsfield, Quebec, Canada
DIRECTOR; P. Eng.,
President and Director of Niocan Inc.

The Company’s directors whose term of office does not expire at the Meeting of shareholders to be held on May 17, 2005, are set out below.  Information concerning such persons, as furnished by the individual directors, is as follows:

SARGENT H. BERNER(c)	260,700		1988
Vancouver, B.C., Canada
DIRECTOR;
Associate Counsel, DuMoulin Black, Barristers & Solicitors
DAVID P. HALL	582,642		1988
Surrey, B.C., Canada
CHAIRMAN, PRESIDENT & CHIEF EXECUTIVE OFFICER
Chartered Accountant
FRANK A. LANG	1,329,604	Directly	1988
West Vancouver, B.C., Canada	519,175	Indirectly
DIRECTOR; B.A., M.A., P.Eng.;	1,848,779
Chairman and President of Cream Minerals Ltd.

BRIAN S. MOORHOUSE (b)(c)	143,600	Directly	1988
Vancouver, B.C., Canada	126,600	Indirectly
LEAD DIRECTOR, CHAIRMAN OF THE	280,200
EXECUTIVE COMPENSATION AND
CORPORATE GOVERNANCE COMMITTEE;
President of Vega Management Corporation

Notes:

(a)

Shares beneficially owned as at April 6, 2004, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to the Company by individual directors.  Unless otherwise indicated, such shares are held directly.

(b)

Member of the Audit Committee.

(c)

Member of the Executive Compensation and Corporate Governance Committee

STATEMENT OF EXECUTIVE COMPENSATION

(A)

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table (presented in accordance with Form 51-102F6 of National Instrument 51-102 ( “NI-51-102”)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three (3) most recently completed financial years (to the extent required by NI-51-102) in respect of the individuals who were: as at December 31, 2004, the Chief Executive Officer and the Executive Vice-President & Chief Financial Officer of the Company (collectively hereinafter referred to as the “Named Executive Officers” or “News”).   The total salary and bonus, as determined in accordance with Item 2.1 of Form 51-102F6, paid to each of the Company’s other senior officers, including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year, did not exceed $150,000.

SUMMARY COMPENSATION TABLE

    Annual Compensation

                 Long Term Compensation

                Awards

                Payouts

Named Executive Officer and Principal Position as at 12/31/04 (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen- sation ($) (e)	Securities Granted Under Options (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen- sation ($) (i)
David P. Hall Chairman, Chief Executive Officer & President	2004 2003 2002	$201,000 $195,000 $174,666	$60,000(1) $78,000 $55,000	$88,000(2) $82,500 NIL	NIL 100,000 150,000	NIL NIL NIL	N/A N/A N/A	$664 (3) $653 $576
Ian S. Walton, Executive Vice-President & Chief Financial Officer	2004 2003 2002	$160,000 $155,000 $144,000	$36,000(1) $46,500 $44,000	$49,700(2) $129,200 $10,800	NIL 100,000 150,000	NIL NIL NIL	N/A N/A N/A	$664 (3) $653 $576

Notes:

(1)

The performance bonuses for 2004 were recommended by the Executive Compensation and Corporate Governance Committee and approved by the Board on March 4, 2005.  Therefore, performance bonuses for 2004 were not paid as at the year ended December 31, 2004.  The performance bonuses for 2004 will be paid out in 2005.

(2)

Please see OPTION EXERCISES AND YEAR-END OPTION VALUES set out in item (D) below.

(3)

The dollar value of insurance premium paid by the Company during the financial year with respect to term life insurance for the benefit of the Named Executive Officer.

(B)

LONG-TERM INCENTIVE PLANS

The Company does not have a long-term incentive plan or “LTIP”, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), was paid or distributed to the Named Executive Officers during the most recently completed financial year, other than options as set out in item (C) below.

(C)

OPTION GRANTS/STOCK APPRECIATION RIGHTS

The Company does not grant stock appreciation rights or “SARS” as compensation for services rendered, whereby the Named Executive Officers would receive a payment based wholly or in part on changes in the trading price of the Company’s publicly traded securities.  The Company has a formalized stock option plan for the granting of incentive stock options to the executive officers, senior managers, employees and directors (the “Plan”).

There were no options granted to the Named Executive Officers and Directors during the most recently completed financial year.

(D)

OPTION EXERCISES AND YEAR END OPTION VALUES

The Named Executive Officers exercised the following options during the most recently completed financial year.  The following table (presented in accordance with the Regulation) also sets forth details of the financial year-end value of unexercised options on an aggregated basis held by the Named Executive Officers.  Options vest immediately upon grant and there are, therefore, no un-exercisable options listed.

AGGREGATE OPTION EXERCISES DURING THE FINANCIAL YEAR ENDED
DECEMBER 31, 2004 AND FINANCIAL YEAR-END OPTION VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized(1) ($) (c)	Unexercised but exercisable Options at Financial Year End (#) (d)	Value of Unexercised but exercisable in-the-Money Options at Financial Year End (2) ($) (e)
David P. Hall Chairman, Chief Executive Officer & President	50,000 50,000	52,500 35,500	225,000 (3)	71,250
Ian S. Walton, Executive Vice-President & Chief Financial Officer	70,000	49,700	225,000(4)	71,250

Notes:

 (1)

Notional value on the date of exercise.

 (2)

Maximum notional value at December 31, 2004.  The closing price of the Company’s shares as at December 31, 2004 was $1.57 per share.

 (3)

Of this amount:  125,000 shares are exercisable @ $1.00 per share on or before March 23, 2005; and 100,000 shares are exercisable @ $2.00 per share on or before December 17, 2006.

 (4)

Of this amount:  125,000 shares are exercisable @ $1.00 per share on or before March 23, 2005; and 100,000 shares are exercisable @ $2.00 per share on or before December 17, 2006.

(E)

OPTION RE-PRICING

During the most recently completed financial year, the Company has not re-priced downward any options held by the Named Executive Officers.

(F)

DEFINED BENEFIT OR ACTUARIAL PLAN

The Company does not have a defined benefit or actuarial plan.

(G)

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS

The Company has entered into employment contracts with each of the Named Executive Officers, whereby in the event of the termination of employment, without cause, or in the event of a change in responsibilities following a change in control, the Named Executive Officer shall be entitled to receive a severance payment equal to three (3) years salary.

(H)

COMPOSITION OF THE EXECUTIVE COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

In 2004, the Company’s Executive Compensation and Corporate Governance Committee consisted of Messrs. Berner, Faucher and Moorhouse (the “ECCG Committee”).   None of the members of the ECCG Committee has any indebtedness to the Company or any of its subsidiaries, nor have they any material interest, or have any associates or affiliates which have any material interest, direct or indirect, in any actual or proposed transactions in the last financial year which have materially affected or would materially affect the Company or any of its subsidiaries.  Messrs. Berner, Faucher and Moorhouse currently sit as members of the ECCG Committee.

(I)

REPORT ON EXECUTIVE COMPENSATION

The compensation of the Company’s Named Executive Officers is reviewed annually by the ECCG Committee.  The ECCG Committee also evaluates the performance of the Company’s Named Executive Officers and reviews the design and competitiveness of the Company’s compensation plans.  The Company’s executive compensation program consists of an annual base salary, performance bonus and a longer term component consisting of stock options.

i)

Executive Compensation Program

The Company’s executive compensation program is based on a pay for performance philosophy.  The executive compensation program is designed to encourage, compensate and reward executives on the basis of individual and corporate performance, both in the short and the long term.  Base salaries are set at levels which are intended to be competitive with the base salaries paid by corporations of a comparable size within the mining industry, thereby enabling the Company to compete for and retain executives critical to the Company’s long term success.  Incentive compensation is directly tied to corporate and individual performance.  Share ownership opportunities are provided to align the interests of the executives and senior managers with the longer term interests of shareholders.  External compensation and benefit consultants conduct surveys to provide competitive data reflecting comparable knowledge, skills and talents and related compensation levels.  Variables such as asset size, production levels, financial performance and rates of growth influence compensation levels and are analyzed and considered in fixing compensation levels.

Compensation for the Named Executive Officers, as well as for other senior managers, consists of a base salary, along with annual incentive compensation in the form of an annual bonus, and a longer term incentive in the form of stock options granted.  As a senior manager’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between senior managers and shareholders.

ii)

Base Salary

The ECCG Committee recommends the base salaries for the Named Executive Officers based on reviews of market data from peer group, industry and national surveys provided by independent consultants.  The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

iii)

Performance Bonus

The Company provides for cash performance bonuses to the Named Executive Officers and senior managers under its Annual Incentive Compensation Scheme.  The bonus is based upon corporate, divisional and individual performance.  The level of incentive compensation that an individual can earn, expressed as a percentage of base salary, is determined by the level of responsibility and significance of the position within the Company.  The actual percentage earned is based upon individual and corporate targets and objectives such as production costs, cash flow generation, hedging gains, business development, safety and mineral reserves.  Each performance level is weighted relative to its significance to the operations governed by the individual manager.  In a given year, the Company’s managers may be paid a higher, lower or zero bonuses, depending upon which targets and objectives have been attained or surpassed.

iv)

Stock Options

The Company’s Stock Option Plan (the “Stock Option Plan”) is administered by the Board of Directors. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance.  The ECCG Committee considers stock option grants when reviewing senior officer compensation packages as a whole.

The Board of Directors determines, after reviewing recommendations of the Chief Executive Officer and the ECCG Committee, the key employees to whom grants are to be made and determines the terms and conditions of the options forming part of such grants.  Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval.  Stock options have up to a ten year term, are exercisable at the market price (as defined in the Stock Option Plans) of the Company’s Common Shares on the date of grant, and generally vest on the date of grant.  Generally, a holder of stock options must be a director, an officer, an employee or a consultant engaged by the Company, a subsidiary or an affiliate in order to exercise stock options.

There were no options granted to the Named Executive Officers during the most recently completed financial year.  Please refer to ”STOCK OPTION PLANS” under Director Compensation below, for further information concerning the Company’s Stock Option Plans.

v)

Chief Executive Officer Compensation

The Compensation of the Chief Executive Officer consists of an annual base salary, incentive bonus related to corporate performance, and incentive stock options determined in the manner described in the above discussion of compensation for all senior managers.

The base salary of the Chief Executive Officer is established in accordance with the range of compensation for CEO’s of comparable companies.  The comparable companies are natural resource companies involved in the acquisition, exploration, financing, development and operation of mineral properties.  The Chief Executive Officer can earn a target bonus of up to 40% of his base salary, which, if added to his base salary, brings the resulting total cash compensation to a competitive level.

The Chief Executive Officer’s compensation for the most recently completed financial year was based on the Company’s success in achieving the majority of its corporate objectives for the year.

vi)

Other Compensation

Certain officers of the Company have entered into employment agreements with the Company, which specify the minimum level of annual base salary to be paid to such officers, as well as other terms of employment. (See “TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS” above for further information.)

Officers of the Company are also entitled to receive all other benefits that are available to employees of the Company generally.

(J)

SHARE PERFORMANCE GRAPH

The following graph and table illustrates the Company’s five-year (to December 31, 2004) cumulative shareholder return based on a $100 investment (on December 31, 2000) compared to the cumulative return on a comparable investment on the S&P/TSX Gold Index and the S&P/TSX Composite for the same period, each Index as published by the Toronto Stock Exchange.

The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid.  The calculations exclude trading commissions and taxes.  Total shareholder returns from each investment can be calculated from the year-end investment values shown in the following graph.

FIVE-YEAR TOTAL COMMON SHAREHOLDERS’ RETURN
(2000 to 2004)

(K)

COMPENSATION OF DIRECTORS

i)

Annual Retainer and Fees

During the most recently completed financial year, the Company’s non-executive (non-employee) directors were paid an annual retainer in the amount of $10,000 and a fee of $1,000 for each Board or committee meeting attended.  In addition, an annual fee of $1,500 was paid to non-executive directors who acted as committee chairmen and $1,500 was paid to the non-executive director who acted as Lead Director during the year.  During the most recently completed financial year, a total of $131,000 was paid to non-executive directors in respect of director and chairmanship fees.

In recognition of the increased demands, work load, exposure and responsibility imposed upon the Company’s Lead Director and the Audit Committee Chair, the annual retainer for these two positions was increased to $3,000 each, effective as of January 1, 2005.

Effective as of January 1, 2005, the Company’s non-employee director compensation was set as follows:

Annual Retainer:
Directorship	$10,000
Lead Director	$3,000
Audit Committee Chairman	$3,000
Executive Compensation and Corporate Governance Committee Chairman	$1,500
Meeting Participation Fee:
Director Meeting:	$1,000
Committee Meeting	$1,000

During the most recently completed financial year, the following is a record of attendance by directors and committee memberships:

Director	Committee Memberships	Board Meeting Attended	Committee Meetings Attended	Total Number of Meetings Attended
Executive (employee) Directors
David P. Hall, Chairman, President & Chief Executive Officer	n/a	7 of 7	n/a	7 of 7
Ian S. Walton, Executive Vice President & Chief Financial Officer	n/a	7 of 7	n/a	9 of 9
Non-executive Directors
Sargent H. Berner	Executive Compensation & Corporate Governance Committee & Audit Committee [1]	6 of 7	2 of 2	8 of 9
Richard Faucher	Executive Compensation & Corporate Governance Committee & Audit Committee [2]	5 of 7	2 of 2	7 of 9
Peter Ferderber	n/a	7 of 7	n/a	7 of 7
Gerard Gagne	Audit Committee[3]	0 of 1	0 of 1	0 of 2
Frank A. Lang	n/a	5 of 7	n/a	5 of 7
Brian S. Moorhouse, Lead Director	Executive Compensation & Corporate Governance Committee (Chair) & Audit Committee	7 of 7	4 of 4	11 of 11
Robert Normand	Audit Committee (Chair)	7 of 7	2 of 2	9 of 9
William E. Vance	n/a	6 of 7	n/a	6 of 7

Summary of 2004 Meetings

Full Board – 7
 Number of Meetings which included Sessions without the Presence of Executive Directors – 3
Audit Committee – 2
 Number of Meetings which included Sessions without the Presence of Executive Directors and Management  - 2
Executive Compensation and Corporate Governance Committee – 2
 All Executive Compensation and Corporate Governance Committee Meetings are held without the Presence of Executive Directors .
   Number of Meetings which included Sessions without the Presence of  Management – 1

1 Mr. Berner was appointed to the Audit Committee on June 15, 2004 to fill the vacancy created as a result of the resignation Mr. Gerard Gagne in May, 2004.  In accordance with Section 3.5 of Multilateral Instrument 52-110, if the resignation of an audit committee member has resulted in a vacancy on the audit committee that the board of directors is required to fill, an audit committee member appointed to fill such vacancy is exempt from the requirements of independence [Section 3.1(3)] for a period ending on the later of the next annual meeting of the issuer and the date that is six months from the day the vacancy was created  Accordingly, on December 16, 2004, the Board appointed Mr. Faucher to the Audit Committee, replacing Mr. Berner as a member of that committee. Mr. Faucher is considered to be an unrelated, independent director.

2 Mr. Faucher was appointed to the Audit Committee on December 16, 2004, replacing Mr. Berner as a member of that committee.

3 Mr. Gagne resigned from the Board on May 11, 2004.

ii)

Stock Option Plans

The Company currently has two formalized stock option plans for the granting of incentive stock options to the executive officers, senior managers, employees, directors and consultants (the “Plans”).  As at December 31, 2004, the Plans provide that, subject to the requirements of the stock exchanges on which the Company’s shares are listed, the aggregate number of securities reserved for issuance under the Plans, together with the number of securities reserved for issuance under other outstanding incentive stock options and options for service, may not exceed 8,229,900 Common Shares (representing 7.9% of the Company’s current outstanding share capital or 7.4% of the fully diluted share capital).  Pursuant to the Plans, as at December 31, 2004, the Company had granted options for the purchase of up to an aggregate of 1,584,500 Common Shares (representing 1.5% of the Company’s current outstanding share capital or 1.4% of the fully diluted share capital) to its executive officers, senior managers, directors, employees and consultants of the Company.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the executive officers, senior managers, directors, employees, and consultants of the Company ( the "Participants") and to closely align the personal interests of such persons to those of the shareholders.

Subject to the provisions of the Plans, the total number of Optioned Shares to be made available under the Plans and to any Participant, and the terms and conditions of options  is determined by the Board.  The total number of shares to be optioned to any one Participant will not exceed 5% of the Company’s outstanding issued share capital.  The exercise price is determined by the Board of Directors but in no event may be less than the market price of the Company’s Common Shares on each stock exchange on which the Company’s shares are listed at the time of the grant of the option, less any discounts permitted by stock exchange policies, or such other price as may be agreed to by the Company and approved by such stock exchanges.  All options granted under the Plans expire on the date determined by the Board of Directors at the time of the grant, but not later than that date which is 10 years from the date such options were granted.

If a grant of an option or options pursuant to the Plans, together with all of the Company's other previously established or proposed Share Compensation Arrangements, could result, at any time, in:

(a)

the number of shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the Outstanding Issue; or

(b)

the issuance to Insiders, within a one-year period, of a number of shares exceeding 10% of the Outstanding Issue; or

(c)

the issuance to any one Insider and such Insider's Associates, within a one-year period, of a number of shares exceeding 5% of the Outstanding Issue,

the share compensation arrangement under which the option or options were granted must be approved at a meeting of shareholders of the Company by a majority of the votes cast at the shareholders' meeting other than votes attaching to securities beneficially owned by the Insider and the Insider’s associates.

For the purposes of paragraphs (a), (b) and (c) of this Section, an entitlement granted prior to the grantee becoming an Insider shall be excluded in determining the number of shares issuable to Insiders.

An option granted under the Plans is not transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by a Participant other than by will or by testamentary instrument or the laws of succession and may be exercised during the lifetime of the Participant only by such Participant.

If a Participant is dismissed as an officer, employee or consultant by the Company or by one of its subsidiaries for cause, all unexercised option rights of that Participant under the Plans shall, unless otherwise expressly determined by the Board of Directors of the Company, immediately become terminated and lapse, notwithstanding the original term of the option.

If a Participant ceases to be a director, officer or employee of or consultant to the Company or one of its subsidiaries for any reason other than as a result of having been dismissed for cause, or as a result of the Participant's death, such Participant shall have the right for a period of 30 days (or until the normal expiry date of the option rights of such Participant if earlier), from the date of ceasing to be an officer, director, consultant, or employee to exercise the option under the Plans with respect to Optioned Shares of such Participant to the extent they were exercisable on that date, unless otherwise determined by the Board of Directors.  Upon the expiration of such a 30-day period, unless otherwise determined by the Board of Directors, all unexercised option rights of that Participant shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Participant under the Plans.

The Board of Directors may from time to time amend or revise the terms of the Plans or may discontinue the Plans at any time, provided that no such action may in any manner adversely affect the rights under any options earlier granted to a Participant under the Plans without consent of that Participant.

Except as disclosed, any amendment to the Plans or to any option granted under the Plans requires the approval of the Toronto Stock Exchange and any other stock exchange on which the Company's shares are listed.  In addition, any material amendment to an option held by an Insider, including a change in the exercise price or the expiry date, must be approved by a majority of votes cast at a meeting of shareholders, other than votes attaching to securities beneficially owned by the Insider and the Insider's associates.

An "amendment" includes any change relating to financial assistance provided by the Company, directly or indirectly, in connection with the Plans or an option granted hereunder.  An "amendment" does not, however, include an accelerated expiry of any option due to the grantee ceasing to be an employee or director.

Shareholder approval, where required hereunder, may be given by way of confirmation at the next meeting of shareholders after the amendment is made, provided that no shares are issued pursuant to the amended terms prior thereto.

There were no options granted to the Directors or the Named Executive Officers of the Company during the most recently completed financial year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of the end of the Company’s most recently completed financial year, the following table (presented in accordance with National Instrument Form 51-102F2) sets forth details with respect to compensation plans under which equity securities of the Company are authorized for issuance, for all compensation plans previously approved by security holders; and all compensation plans not previously approved by security holders:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Stock Option Plans previously approved by security holders	1,584,500	$1.57	6,645,400

CORPORATE GOVERNANCE

(A)

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Management and the Board of Directors have monitored and, where appropriate, responded to both Canadian and U.S. regulatory developments aimed at improving corporate governance and increasing corporate accountability.  The Board of Directors of the Company has developed, with input from management and legal counsel, a corporate governance regime based on the Guidelines set out in Section 473 of the Toronto Stock Exchange Company Manual.  Specifically, the Board of Directors adopted a Board of Directors’ Mandate, an Audit Committee Charter, an Executive Compensation and Corporate Governance Committee Charter, and appointed a non-related director to serve as “Lead Director” with the responsibility to ensure that the Board executes its mandate independently of management.

Pursuant to the by-laws of the Toronto Stock Exchange (the "TSX"), companies incorporated in Canada and listed on the TSX are required to make full and complete disclosure of their system of corporate governance on an annual basis.  The disclosure is to be made with reference to each of the guidelines set out in Section 473 and where the Company’s system is different from any of the guidelines, each difference and the reason for the difference clearly disclosed.

The following Statement of Corporate Governance Practices tries to relate the corporate governance practices of the Board of Directors to the TSX Guidelines.  The headings that appear below attempt to address the principal matters relating to corporate governance practices discussed in the TSX Guidelines.

In this Statement, the term “unrelated director” means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

The Board of Directors of the Company believes that sound corporate governance practices are essential to the well-being of the Company and its shareholders, and that these practices should be reviewed regularly to ensure that they are appropriate.  This Statement of Corporate Governance Practices has been approved by the Board of Directors.

TSX Guideline Ref. (Sec. 473)	TSX Guidelines for Corporate Governance	Aurizon’s Corporate Governance Practice
(1)	The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation.

The Board of Directors has adopted a Board of Directors’ Mandate (the “Board’s Mandate”), whereby the Board of Directors is required to further the objectives of the Company by directing, supervising and otherwise reviewing and approving the stewardship of the Company.

The Board relies on management for the preparation of monthly and other periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively.

All material transactions must be reviewed and approved by the Board prior to implementation.  Any responsibility that is not delegated to senior management or a Board committee remains with the full Board.  One of the Board’s responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management.  The Board’s strategic planning process involves having regular Board meetings to review reports on the Company's operations, and exploration and development programs, and permits meeting with management on a regular basis, and reviewing business opportunities as presented by management.

The Board also meets to: plan for the future growth of the Company; identify risks of the Company’s business, and provide for the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions through the issuance of news releases and financial statements.  There were seven (7) meetings of the Board last year, within which there were three (3) private sessions held without the presence of executive directors.  The Board reviews financial performance quarterly.  Frequency of meetings and nature of agenda items may change depending upon the state of the Company’s affairs and in light of opportunities or risks that the Company faces.  When necessary and appropriate, issues may be approved and adopted by the Board by way of Written Resolutions.

TSX Guideline Ref. (Sec. 473)	TSX Guidelines for Corporate Governance	Aurizon’s Corporate Governance Practice
As part of the overall stewardship responsibility, the Board should assume responsibility for the following matters:
(a)	Adoption of a strategic planning process and approval of a strategic plan, which takes into account, among other things, the opportunities and risks of the business.

The Board has the responsibility to participate with management in developing and approving the Company’s mission, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against such plans.

Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose.

The Board’s strategic planning process involves having regular Board meetings to review reports on the Company's operations and exploration and development programs, and permits meeting with management on a regular basis, and reviewing business opportunities as presented by management.

(b)	The identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks.	Pursuant to the Board’s Mandate, the Board is responsible for reviewing policies and procedures to identify business risks, and ensure that systems and actions are in place to monitor them.
(c)	Succession planning, including appointing, training and monitoring senior management.

Pursuant to the Board’s Mandate, the Board is responsible for succession planning and other human resource issues.  The appointment of all corporate officers requires Board authorization.

In addition, the Board receives the recommendations of the Executive Compensation and Corporate Governance Committee regarding the compensation of the senior executive officers, including performance bonus plans and stock options.

(d)	A communication policy for the corporation.

The Board has adopted and approved a Business Code of Ethics that incorporates a Company Policy on Disclosure, Confidentiality and Securities Trading.  In addition, the Business Code of Ethics incorporates a Company Policy on Electronic Communications.  The Company ensures that there is continuous and effective communication with the Company's shareholders and other stakeholders and with the public.  Procedures include: the publication of quarterly financial and operations reports, the annual report, and press releases in English and French.  In addition, the Company provides shareholders with various communication channels, such as the corporate website “aurizon.com”, a toll-free telephone number in North America and an electronic mail address, details of which are provided in the annual report to shareholders, to ensure that shareholders’ feedback and concerns are adequately received and addressed by the Company.  The Company’s website contains copies of various corporate presentations plus information on analysts who follow the Company. Investor Relations are the primary responsibility of the Manager, Investor Relations, who reports directly to the Chief Executive Officer and Chief Financial Officer. Communications from shareholders are forwarded to an appropriate officer for prompt response.

TSX Guideline Ref. (Sec. 473)	TSX Guidelines for Corporate Governance	Aurizon’s Corporate Governance Practice

(e)	The integrity of the corporation’s internal control and management information systems.

The Board, through its internal review process and the appointment of various committees, has put in place systems to satisfy itself that the Company’s internal control and management information systems are operating properly.

(2)

The Board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors.  If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.

Pursuant to the Board’s Mandate, the Board of Directors is to be comprised with a majority of individuals who qualify as unrelated directors.  The Board of Directors is presently composed of nine (9) members and, following the retirement of Messrs. Ferderber and Vance at the next Annual General Meeting to be held on May 17, 2005, the Board will be reduced to seven (7) members.  The Board of Directors considers that of the current nine (9) members, six (6) Directors are “unrelated Directors” and the remainder are “related Directors”, within the meaning of Section 472 of the TSX Company Manual.  Accordingly, the Board of Directors is presently constituted with a majority of individuals who qualify as “unrelated Directors”.

(3)

The application of the definition of “unrelated director” to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder.  Management directors are related directors.  The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

In deciding whether a particular Director is a “related Director” or an “unrelated Director”, the Board of Directors examined the factual circumstances of each Director and considered them in the context of factors considered to be relevant.  The Board of Directors considers that Mr. Hall (the President, Chief Executive Officer and Chairman) is an inside, “related” Director; Mr. Walton (the Executive Vice-President and Chief Financial Officer) is an inside, “related” Director; and Mr. Berner, who was formerly a Partner of, and is currently an Associate Counsel of DuMoulin Black, the Company’s solicitors, is also considered to be a “related” Director.

Under the TSX Guidelines, a ‘‘significant shareholder’’ means a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.  As the Company does not have a “significant shareholder” as defined under the TSX Guidelines, the Board considers that it is constituted with an appropriate number of directors which are not related to either the corporation or a significant shareholder and which fairly reflects the investment in the corporation by shareholders other than a significant shareholder.

TSX Guideline Ref. (Sec. 473)	TSX Guidelines for Corporate Governance	Aurizon’s Corporate Governance Practice

(4)

The board of directors of every corporation should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

The Company’s Executive Compensation and Corporate Governance Committee, which is composed exclusively of outside directors, a majority of whom are unrelated directors, is responsible for: recommending candidates for nomination, appointment, election and re-election to the Board and its committees; annually assessing Board performance; and determining appropriate orientation and education programs for new Board members.

(5)

Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors

The Company’s Executive Compensation and Corporate Governance Committee (“ECCG Committee”) is responsible for assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.  The ECCG Committee annually reviews the attendance records of Directors at meetings and also assesses the contribution made by individual directors at those meetings.  Where appropriate, the ECCG Committee will make recommendations to the Board.

(6)	Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

The Company’s ECCG Committee is responsible for determining appropriate orientation and education programs for new Board members.  While the Company has not had a new director since November, 2002, a Directors’ Manual is maintained, which contains a record of historical public information about the Company, as well as the charters of the board and its committees, and other relevant information.  Immediately upon their nomination, new Directors would be provided with a copy of the Directors’ Manual, and, within the first year of their election, be invited to tour the Company’s operations.  Senior management provides each Director with a monthly report, which details the company’s business results and operations; and makes regular presentations to the full board on the main areas of the Company’s business.  In June 2004, the Board conducted a surface and underground site visit to the Company’s Casa Berardi property in Quebec and met with the Company’s operations and technical team.

(7)	Every board of directors should examine its size and, undertake, where appropriate, a program to establish a board size, which facilitates effective decision-making.

The Company’s ECCG Committee is responsible for annually reviewing board size to ensure effectiveness.  The ECCG Committee has recommended, and the Board of Directors has agreed, that the Company’s Board be reduced in size; and that the composition of the Board become more reflective of the Company’s increased profile and proposed future objectives.  As a result, in May, 2004, Mr. Gerard Gagne voluntarily resigned from the Board and at the Company’s Annual General Meeting held in June, 2004, the number of directors of the Company was reduced to nine (9) members.  In addition, the ECCG Committee is actively looking for new director candidates with expertise in Geology, Mining Operations, Environmental and Safety, and Financial Markets.

(8)

The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

The Company’s ECCG Committee is responsible for reviewing the adequacy and form of non-employee Directors’ compensation, and is directed to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director. For further information, please refer to “EXECUTIVE COMPENSATION, Item (k) Compensation of Directors” above.

TSX Guideline Ref. (Sec. 473)	TSX Guidelines for Corporate Governance	Aurizon’s Corporate Governance Practice

(9)

Subject to guideline 13, committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees may include one or more inside directors.

The Board of Directors has two committees: the Audit Committee and the Executive Compensation and Corporate Governance Committee.  From time to time ad hoc committees of the Board are appointed.

  the Executive Compensation and Corporate Governance Committee (the “ECCG Committee”) is presently composed of three (3) members.  The Board of Directors considers that two (2) members, Messrs. Faucher and Moorhouse, are “unrelated” Directors and that one (1), Mr. Berner, is a “related” Director, within the meaning of Section 472 of the TSX Company Manual.  Although Mr. Berner was a former Partner of DuMoulin Black, the Company’s solicitors, and as such is considered to be a “related” Director, the Board believes that it is reasonable and in the Company’s best interest to have Mr. Berner’s legal expertise on the ECCG Committee, particularly with respect to issues related to corporate governance matters.  Furthermore, the Board believes that the ECCG Committee is constituted with a majority of individuals who qualify as “unrelated” Directors, and as such has determined that Mr. Berner’s status as being a “related” director will not adversely affect the ability of the ECCG Committee to act independently.

  As of the year ended December 31, 2004, the Audit Committee was composed of three (3) members, Messrs. Faucher, Moorhouse and Normand, all of whom are “unrelated” Directors within the meaning of Section 472 of the TSX Company Manual.

(10)

Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation’s approach to governance issues.  This committee would, among other things, be responsible for the corporation’s response to these governance guidelines.

The Company’s ECCG Committee is responsible for making recommendations from time to time to the Board concerning matters related to corporate governance, as the ECCG Committee may deem appropriate or as may be referred to it from time to time by the Board.  Annually, pursuant to its Charter, the ECCG Committee is required to review:

  The procedure for monitoring directors’ responsibility, diligence and for avoiding conflicts of interest.

  Current developments relating to corporate governance and, if required, propose to the Board changes to its mandate and corporate governance policy.

  The Board’s past years’ proceedings to evaluate its efficiency and make required recommendation, if any.

  And take appropriate action on any comment made by shareholders or regulatory authorities on the Company’s corporate governance practices.

During 2004, the ECCG Committee met on March 23, 2004 to review the Company’s delegation of authority, Board size and composition, the ECCG Committee’s Charter and membership, and the Company’s corporate governance disclosure; and again on December 14, 2004, to review non-executive director compensation, committee memberships, Board composition and corporate governance issues.  The ECCG Committee also met  on February 24, 2005 to review: executive compensation, the ECCG Committee’s charter; the Board’s size and composition; and the Company’s disclosure of corporate governance.

TSX Guideline Ref. (Sec. 473)	TSX Guidelines for Corporate Governance	Aurizon’s Corporate Governance Practice

(11)

The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, including the definition of the limits to management’s responsibilities.  In addition, the board should approve or develop the corporate objectives that the CEO is responsible for meeting and assess the CEO against these objectives.

Pursuant to the Board’s Mandate, the board of directors is responsible for adopting a strategic planning process, approving strategic plans, and monitoring performance against plans and for selecting and appointing, evaluation of and (if necessary) termination of the CEO.  In addition, the Board is responsible for succession planning, including appointing, training and monitoring the performance of senior management.

The ECCG Committee is responsible for creating CEO and board position descriptions and developing corporate objectives for recommendation to the Board.  Once approved, the ECCG Committee is responsible for assessing the CEO against the corporate objectives set by the Board, and making recommendations to the Board with respect to the performance of the CEO.

The ECCG Committee met on February 23, 2005 and assessed the performance of the CEO against the objectives set by the Board for the year ended December 31, 2004.  The ECCG Committee found that the Company had achieved a majority of its corporate objectives for the year, and accordingly, recommended that the CEO’s performance bonus be established at 75% of the maximum allowable for 2004.  The CEO’s performance bonus was subsequently approved by the Board on March 4, 2005.  In addition, the ECCGC made recommendations for corporate objectives that the CEO is responsible for meeting in 2005, which were also approved by the Board of Directors on March 4, 2005.

TSX Guideline Ref. (Sec. 473)	TSX Guidelines for Corporate Governance	Aurizon’s Corporate Governance Practice

(12)

Every board of directors should implement structures and procedures that ensure that the board can function independently of management.  An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) assign this responsibility to an outside director, sometimes referred to as the “Lead director”.  The chair or lead director should ensure that the board carries out its responsibilities effectively which will involve the board meeting on a regular basis without management present and may involve assigning the responsibility for administering the board’s relationship to management to a committee of the board.

Mr. Hall is Chairman of the Board of Directors, Chief Executive Officer and President of the Company.  He also beneficially owns  common shares of the Company.  Mr. Walton is the Executive Vice-President and Chief Financial Officer of the Company and also beneficially owns common shares of the Company.  Given the size and present stage of development of the Company, the Board believes that it is reasonable that two of the individuals who are most instrumental in providing leadership, strategy and development of the Company, sit as members of the Board.  The other directors consider that their ability to function independently from management and to have access to Company personnel at any time, is not impeded by the presence of Mr. Hall and Mr. Walton on the Board.  All committees of the Board are made up of non-management directors.

The separation of the roles of the board chair and the chief executive officer is an issue that the Board of the Company regularly reviews.  The Board has determined that separation at this time would not be beneficial to Aurizon and would limit the Board’s flexibility to act in the best interests of Aurizon and its shareholders.

The combination of the position of Chairman and Chief Executive Officer allows the Chairman of the Board of Directors to have more detailed knowledge of the business and activities of Aurizon than would be possible in the case of a non-executive Chairman.

However, in response to the TSX Guidelines, in early 2003 the Board, with the encouragement of the Chairman and Chief Executive Officer, decided to create the position of Lead Director, with the responsibility to ensure that the Board executes its mandate independently of management.  Mr. Brian S. Moorhouse, Chairman of the Executive Compensation and Corporate Governance Committee, is currently serving as the “Lead Director”.

In addition, the Company’s Executive Compensation and Corporate Governance Committee is authorized to approve, in circumstances that it considers appropriate, the engagement by any one or more directors of outside advisers at the Company’s expense.

During 2004, the Board of Directors had three meetings within which there were private sessions held without the presence of the Mr. Hall and Mr. Walton.  In addition, the Audit Committee has a session without the presence of management during its regularly scheduled meetings.  The Audit Committee had two such sessions without the presence of management during 2004.  The Executive Compensation and Corporate Governance Committee is entirely composed of non-executive directors and the only management member usually present during their regularly scheduled meetings is the Company’s Corporate Secretary.  During 2004, the ECCG Committee held one meeting within which there was a private session held without the presence of the Corporate Secretary.

TSX Guideline Ref. (Sec. 473)	TSX Guidelines for Corporate Governance	Aurizon’s Corporate Governance Practice

(13)

The audit committee of every board of directors should be composed only of unrelated directors.  All of the members of the audit committee should be financially literate and at least one member should have accounting or related financial expertise.  Each board shall determine the definition of and criteria for “financial literacy” and “accounting or related financial expertise”.  The board should adopt a charter for the audit committee that sets out the roles and responsibilities of the audit committee, which should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.  The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.  The audit committee duties should include oversight responsibility for management reporting on internal control.  While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

The Board of Directors has adopted an Audit Committee Charter for its Audit Committee, whereby the primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing:  the financial reports and other financial information provided by the Company to any governmental body or other stakeholders; the Company’s systems of internal controls regarding finance, accounting, and the Company’s auditing, accounting and financial reporting processes.  Consistent with this function, the Audit Committee encourages continuous improvement of, and fosters adherence to, the Company’s policies, procedures and practices at all levels.  The Audit Committee’s primary duties and responsibilities are to:

  Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

  Review and appraise the performance of the Company’s external auditors.

  Provide an open avenue of communication among the Company’s auditor, financial and senior management and the Board of Directors.

  Review and approve Audit and Non-Audit Services.

During 2004, the interim financial statements were reviewed directly at the Board level, during which all members of the Audit Committee were present.

The Board has determined that, given the Company’s current size and the relative costs involved in an external review, it is not cost effective to have the Company’s interim financial statements reviewed by the Company’s external auditors.

Beginning in the first quarter of 2005, the Board has delegated the detailed quarterly review and analysis of the Company’s interim financial statements to the Audit Committee.

The Audit Committee met on April 5, 2004, to principally review the audited annual financial statements for the year ended December 31, 2003, during which time its members were Messrs. Gagne, Normand and Moorhouse.  On May 11, 2004, Mr. Gagne resigned from the Company’s Board of Directors and on June 15, 2004, Mr. Berner was appointed to the Audit Committee, temporarily, in accordance with Section 3.5 of Multilateral Instrument 52-110, to fill the vacancy created as a result of the resignation of Mr. Gagne.  The Audit Committee met on November 3, 2004 to plan for the 2004 Audit, during which time its members were Messrs. Berner, Normand and Moorhouse.  On December 16, 2004, in accordance with TSX Guidelines, the Board appointed Mr. Richard R. Faucher, who is considered to be an unrelated, independent director, to the Audit Committee, replacing Mr. Berner as a member of that committee.  The Audit Committee met on March 3, 2005, to review the audited annual financial statements for the year ended December 31, 2004, and corporate governance practices relating to financial reporting, during which time its members were Messrs. Faucher, Normand and Moorhouse, all of whom are outside, unrelated Directors.  The Board considers that all members of the Audit Committee are financially literate and have a working familiarity with basic finance and accounting practices.  In addition, Mr. Normand, is a Chartered Accountant, and is considered by the Board to have accounting or related financial management expertise.  The definition of “financially literate” is the ability to read and understand a balance sheet, an income statement and a cash flow statement.  The definition of “accounting or related financial management expertise” is the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

TSX Guideline Ref. (Sec. 473)	TSX Guidelines for Corporate Governance	Aurizon’s Corporate Governance Practice

(14)

The board of directors should implement a system that enables an individual director to engage an outside adviser at the expense of the Company in appropriate circumstances.  The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.

Pursuant to its Charter, the Company’s ECCGC is empowered to approve, in circumstances that it considers appropriate, the engagement by any one or more directors of outside advisers at the Company’s expense.

(B)

CODE OF BUSINESS ETHICS

In 2003, the Board of Directors adopted the following Code of Business Ethics:

Acting with integrity, honesty and in good faith with respect to what is in the best interests of the Company’s stakeholders is fundamental to the Company’s reputation and ongoing success.  Aurizon is committed to sustainable growth within the parameters of protecting the environment, ensuring the safety and well being of its employees, and supporting the communities in which it operates. The directors, officers and senior employees of the Company must be committed to upholding these responsibilities in all facets of the Company’s day-to-day operations.

In addition, the directors, officers and employees of the Company and persons or companies related to or controlled by them are expected to act in accordance with applicable laws and with the highest standards of ethical and professional behaviour.  It is essential that the Company’s directors, officers and employees respect and adhere to the Company’s Code of Business Ethics and to the rules and procedures outlined in the companies corporate polices, including the Company’s Policy on Disclosure, Confidentiality and Securities Trading dated June, 1996 as Revised July, 2000; and Policy on Electronic Communications dated November, 2000.

Failure to comply with the Company’s Code of Business Ethics and the rules and procedures outlined in the Company’s corporate policies may result in the immediate suspension or dismissal of any officer or employee of the Company.  The Company may also be required by law to report a failure to comply with the relevant securities enforcement authorities who may conduct a formal inquiry, which may result in civil and/or criminal sanctions being imposed on any director, officer or senior employee concerned.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND OFFICERS

There was no indebtedness of any director, executive officer, senior officer, or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

APPOINTMENT OF AUDITORS

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

For the year ended December 31, 2004 and 2003, payments to the Company’s external auditors, PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia,  for audit services and for non-audit services were as follows:

	December 31, 2004	December 31, 2003

Audit and Related Fees(1):	93,000	$70,500
Tax Fees (2):	14,900	$24,000
Total:	107,900	$94,500

Notes:

(1)

For the audit of Aurizon’s annual financial statements and services normally provided by the external auditor in connection with Aurizon’s statutory and regulatory filings.

(2)

The Company uses PWC for tax compliance, advice, and return preparation.  The Company chooses to use PWC for these services due to their  extensive knowledge of the Company’s activities and familiarity of its business and the associated cost savings resulting  from that knowledge base.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No insider and no proposed director and no associate or affiliates of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as set out below under “Particulars of Other Matters to be Acted Upon”.

DIRECTORS’ AND OFFICERS’ INSURANCE

The Company maintains liability insurance for its directors and officers providing coverage of US$10,000,000 per occurrence per policy year.  Claims under the policy are subject to a deductible of US$250,000 per securities claim and US$200,000 for all other occurrences.  The Company paid a premium of US$137,000 in 2004.

MANAGEMENT CONTRACTS

All management services are provided by company employees.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or senior officer of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

 (A)

OTHER MATTERS

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

(B)

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  In addition, security holders may contact the Company to request copies of the Company’s financial statements and MD&A by contacting Investor Relations at: Tel:  (604) 687-6600; Fax:  (604) 687-3932; Email: info@aurizon.com; Web Site:  www.aurizon.com; Toll Free Can./U.S.:  1-888-411-GOLD.    Financial Information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year, which are filed on SEDAR.

DATED this 4th day of March, 2005.
BY ORDER OF THE BOARD

David P. Hall, Chairman,
President & Chief Executive Officer